Filed by SLR Senior Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: SLR Senior Investment Corp.

Commission File No. 814-00849

SLR Senior Investment Corp. (Q4 2021 Earnings)

March 02, 2022

Corporate Speakers:

•	Michael Gross; SLR Senior Investment Corp.; Chairman, President & Co-CEO

•	Bruce Spohler; SLR Senior Investment Corp.; Co-CEO, COO & Director

•	Richard Peteka; SLR Senior Investment Corp.; CFO, Treasurer & Secretary

PRESENTATION

Operator^ Good day, and thank you for standing by. Welcome to the Q4 2021 SLR Senior Investment Corp. Earnings Call. (Operator Instructions) Please be advised that today’s conference is being recorded. (Operator Instructions) I would now like to hand the conference over to your speaker today, Mr. Michael Gross, Chairman and Co-CEO. Sir, the floor is yours.

Michael Gross^ Thank you very much, and good morning. Welcome to SLR Senior Investment Corp.’s earnings call for the fiscal year ended December 31, 2021. I’m joined here today by Bruce Spohler, our Co-Chief Executive Officer; and Richard Peteka, our Chief Financial Officer. Rich, would you please start off by covering the webcast and forward-looking statements?

Richard Peteka^ Of course. Thanks, Michael. I’d like to remind everyone that today’s call and webcast are being recorded. Please note that they are the property of SLR Senior Investment Corp. and that any unauthorized broadcasts in any form are strictly prohibited.

This conference call is being webcast from the Investors tab on our website at www.slrseniorinvestmentcorp.com. A replay of this call will be made available later today as disclosed in our press release.

I would also like to call your attention to the customary disclosures in our press release providing forward-looking information. Statements made in today’s conference call and webcast may constitute forward-looking statements, which relate to future events or our future performance or financial condition. These statements are not guarantees of our future performance, financial condition or results and involve a number of risks and uncertainties, including impacts from COVID-19.

Past performance is not indicative of future results. Actual results may differ materially as a result of a number of factors, including those described from time to time in our filings with the SEC. SLR Senior Investment Corp. undertakes no duty to update any forward-looking statements unless required to do so by law. To obtain copies of our latest SEC filings, please visit our website or call us at (212) 993-1670.

Comments on today’s call include forward-looking statements reflecting our current views with respect to, among other things, the timing and likelihood of the merger closing, the expected synergies and savings associated with the merger, the ability to realize the anticipated benefits of the merger, our future operating results and financial performance and the payment of dividends going forward.

Please specifically note that the amount and timing of past dividends and distributions are not a guarantee of any future dividends or distributions or the amount thereof, the payment, timing and the amount of which will be determined by SLR Senior Investment Corp.’s Board of Directors.

Also, as a reminder, nothing on this call constitutes an offer to sell or a solicitation of an offer to purchase any interest in any SLR funds. Investors and others should note that SLR Senior Investment Corp. uses the Investors section of their respective corporate website to announce material information. The company encourages investors, the media and others to review the information they share on their website. At this time, I’d like to turn the call back to our Chairman and Co-CEO, Michael Gross.

Michael Gross^ Thank you very much, Rich. SLR Senior Investment Corp.’s fourth quarter results benefited from both portfolio expansion and strong fundamentals. For the year, SUNS originated $357 million of new investments, a record for the company. Net asset value per share for the quarter ended December 31, 2021, was $15.43 and net investment income per share was $0.22. One-time merger-related expenses reduced NII by approximately $0.05 per share.

Throughout the fourth quarter, the U.S. economy continued to grow at a steady rate and presented a favorable backdrop for private equity deal activity, which continues to occur at a record pace. Elevated sponsor-driven M&A activity and the taper of government stimulus measures is increasing the opportunity set for SUNS to deploy capital across its cash flow and ABL investment verticals.

During the fourth quarter, SUNS and its subsidiaries originated $82 million of investments and committed an additional $18 million, which we expect to fund in future quarters. Many of SUNS’ new cash flow investments were large, upper middle market companies, which was made possible by the scale of SLR’s platform.

SLR’s scale allows SUNS to participate in large transactions, which we believe are best positioned to protect capital. At December 31, over 99.9% of our comprehensive investment portfolio, which takes into account the loan portfolio of SUNS subsidiaries at fair value, was invested in first lien loans and approximately 60% consisted of loans in our specialty finance verticals.

At year-end, our net debt to equity was 0.63x compared to 0.34x net debt to equity at the end of 2020. The increase represents significant progress in rebuilding our portfolio from its pandemic lows. Overall, portfolio credit quality remains strong with only one investment on non-accrual.

Due to our focus on upper middle market companies in defensive sectors, the effects of rising inflation and supply chain disruptions on our portfolio have been muted. Thus far, we have seen no impact on our portfolio companies of the economic consequences resulting from the Russian invasion of Ukraine as the company’s operations are primarily tied to the U.S. economy. We are, however, closely monitoring the economic impacts of this evolving crisis.

SUNS has over $255 million of available capital to support future earnings growth. Importantly, the economic climate has improved considerably, and our pipeline across our business verticals is very attractive. We expect portfolio growth to continue in the coming quarters from first lien cash flow as well as asset-based investment opportunities.

As we announced in December, SUNS and its sister BDC, SLRC, have entered an agreement to merge with SLRC as a surviving company subject to stockholder approval and customary closing conditions. The Board of Directors of both BDCs, on the recommendation of the special committees consisting only of the independent directors, have unanimously approved the transaction.

We believe the transaction with SLRC makes strategic sense for the company and will create long-term value and growth opportunities for SUNS shareholders for a number of reasons, a few of which I’ll highlight now.

In the merger, the SUNS shareholders receive an immediate increase in the dividend distributions amount paid to SUNS shareholders. SUNS stockholders are currently receiving $1.20 per share in cash distributions per annum. For each share of SUNS that is exchanged into shares of SLRC, based on the estimated exchange ratio provided in the merger announcement, SLRC’s current cash distributions would equate to $1.27 per share in cash distributions per annum for exchanging SUNS stockholder.

The greater scale of the combined company should provide several benefits. Based on December 31, 2021, the combined company will have approximately $2.1 billion of total investments and $1.1 billion of net assets, which gives it a larger market capitalization that is expected to provide greater trading liquidity, garner additional institutional investor interest and research coverage and enhance the company’s access to equity and debt markets.

Additionally, the greater scale will increase profit — portfolio diversification as well as expand the opportunity set for additional commercial finance opportunities to include larger investments and asset purchases.

Upon closing, SLR Capital Partners, the investment adviser to both SUNS and SLRC, has voluntary agreed to a permanent 25 basis point reduction in the annual base management fee for SLRC from SLR — from 1.75% to 1.5% on gross assets. The contractual step-down on the base management fee to 1% of gross assets that exceed 200% of SLRC’s total net assets will remain in place.

While SUNS stockholders will pay a higher base management fee and could pay higher incentive fees, they will have exposure to the combined company and a significantly larger opportunity to invest in higher-yielding assets.

Over time, we expect that a combination of expected cost savings, reduced base management fees and interest savings resulting from more efficient debt financing should drive net investment income growth. Importantly, it is anticipated that a larger scale and capital base should allow the combined company to grow net investment income faster than either SUNS or SLRC would be able to on a stand-alone basis and to potentially generate higher net investment income per share.

At this time, I’ll turn the call back over to our CFO, Rich Peteka, to take you through the fourth quarter financial highlights.

Richard Peteka^ Thank you, Michael. SLR Senior Investment Corp.’s net asset value at December 31 was $247.7 million or $15.43 per share. This compares to a net asset value of $252.4 million or $15.73 per share at September 30, 2021.

SLR Senior’s balance sheet investment portfolio at December 31, 2021, had a fair market value of $403.1 million in 50 portfolio companies operating in 22 industries compared to a fair market value of $389.0 million in 51 portfolio companies operating in 21 industries at September 30. In addition, as of December 30, 2021, the company has unfunded loan commitments, excluding revolvers of approximately $43 million.

Turning to SUNS’ funding profile and leverage. At December 31, 2021, SUNS had $161.5 million of debt outstanding with a net debt-to-equity ratio of 0.63x, up from 0.55x at September 30, 2021. At December 31, approximately 53% of SUNS total debt and 55% of its net debt was in the form of unsecured 3.9% fixed rate notes.

When including the nonrecourse credit facilities at SLR Healthcare ABL and SLR Business Credit, SLR Senior has approximately $266 million to fund portfolio growth as of December 31, 2021, subject to borrowing base limits. As a reminder, SLR Senior’s current target leverage ratio is 1.25x to 1.5x net debt to equity.

From a P&L perspective, gross investment income for the three months ended December 31, 2021, totaled $7.8 million compared to $7.4 million for the three months ended September 30. Expenses for the three months ended December 31, 2021, were $4.3 million compared to $3.7 million for the three months ended September 30, 2021. Expenses for the fourth quarter included $723,000 of merger-related expenses.

Net investment income for the quarter ended December 31, 2021, was $3.5 million or $0.22 per average share as compared to $3.7 million or $0.23 per average share for the three months ended September 30. I would also note that for the quarter ended December 31, the onetime merger-related expenses reduced net investment income by approximately $0.05 per share.

Below the line, SLR Senior had net realized and unrealized losses for the fourth fiscal quarter of 2021 of $3.4 million compared to net realized and unrealized losses of $1.3 million for the three months ended September 30, 2021.

Accordingly, SLR Senior had a net increase in net assets resulting from operations of $0.1 million or $0.01 per share per average share for the three months ended December 31, 2021. This compares to a net increase in net assets resulting from operations of $2.5 million or $0.15 per average share for the three months ended September 30, 2021.

Lastly, our Board of Directors declared a monthly distribution for March 2022 of $0.10 per share, payable on April 1, 2022, to stockholders of record on March 18, 2022. Upon closing of the proposed merger, the combined company’s Board of Directors will be declaring monthly distributions rather than quarterly, as has been the historic practice at SLR Investment Corp. At this time, I’d like to turn the call over to our Co-CEO, Bruce Spohler.

Bruce Spohler^ Thank you, Rich. We continue to focus on expanding both our asset base and cash flow lending businesses. The combination of these strategies enables SUNS to act as a solutions provider to middle market companies and offers us multiple avenues for portfolio growth.

SUNS’ comprehensive portfolio totaled $625 million at year-end. It was highly diversified, encompassing 210 borrowers across 100 industries. Approximately 60% of the portfolio was invested in asset-based and life science lending strategies, and the remaining 40% was invested in first lien cash flow loans.

Across SUNS’ portfolio, our largest industry exposures continue to be diversified financial services, health care providers and insurance. The average investment per issuer was $3 million or less than 0.5% of the portfolio. At year-end, approximately 100% of the portfolio consisted of first lien loans with no second lien loan exposure and a de minimis amount of equity.

At year-end, the weighted average asset level yield was 9.7%. By having 60% of the portfolio allocated to our commercial finance verticals, we’ve been able to maintain attractive asset level yields close to 10% of the portfolio. At year-end, the weighted average investment risk rating remained at 1.8 based on our 1 to 4 risk rating scale, with 1 representing the least amount of risk.

Including activity across our four business lines, originations totaled $82 million in the fourth quarter and repayments were $64 million. Originations for the full year ‘21 were $357 million.

Additionally, SUNS has $43 million of unfunded, delayed draw commitments at year-end, which should support further growth into 2022. We believe that these delayed draw term loan transactions offer prudent opportunity for SUNS to continue to grow its investment in established credits with existing financial covenants.

Now let me provide an update on each of our investment verticals. I’ll start with cash flow. Our portfolio cash flow segment was just over $250 million or approximately 40% of the comprehensive portfolio. It was invested across 35 borrowers with an average investment of just over $7 million. As I mentioned, 100% of this portfolio is first lien cash flow investments.

Average EBITDA for our borrowers was over $100 million, reflecting our strong preference to finance larger companies in the upper mid-market. The weighted average yield for this portfolio was just over 6.5%.

During the fourth quarter, we originated just over $38 million of cash flow loans and had repayments of just over $30 million. For the full year, we originated $153 million of cash flow investments.

We’re encouraged that sponsor activity picked up in 2021 with significantly higher volumes of M&A. We expect that momentum to continue this year, which we believe will provide additional opportunities to invest in attractive, resilient upper mid-market cash flow companies.

Now let me turn to our asset-based lending businesses. As a reminder, SUNS owns two commercial finance companies that specialize in making first lien, asset-backed loans collateralized by accounts receivable. These portfolio companies lend to small and midsize U.S. companies, who typically have limited access to more traditional bank financing.

The first of these is Business Credit. Business Credit’s portfolio was just over $250 million or 40% of our comprehensive portfolio at year-end, consisting of over 125 borrowers with an average investment of $2 million.

Utilization rates on Business Credit’s working capital facilities have continued to increase back towards pre-COVID levels. Last summer, Business Credit acquired FastPay, a digital media factoring platform. The integration has gone extremely well with FastPay proving to have strengthened Business Credit’s origination capabilities.

The pipeline remains strong driven both by improved utilization rates of existing facilities as well as new investment opportunities. The weighted average asset yield on Business Credit’s portfolio was just over 12% for the fourth quarter. For the fourth quarter, Business Credit paid a cash dividend up to SUNS of $1.65 million, which represented a 10% increase from the third quarter.

Now let me touch on Healthcare ABL. The portfolio was just under $90 million at year-end, representing 14% of our total portfolio at SUNS. It was comprised of loans to 36 borrowers with an average funded investment of $2.5 million. The portfolio remains 100% performing and has had no payment defaults since the commencement of COVID.

The weighted average asset level yield was approximately 11% during the fourth quarter. During this fourth quarter, they funded just over $12 million of new loans and, for the year, funded just under $50 million of investments.

Similar to Business Credit, Healthcare ABL was impacted by the stimulus programs, which enable borrowers to significantly reduce their funded balances on our facilities. As these programs have tapered off, borrowers have begun to draw down under our facilities at Healthcare ABL which has increased our outstandings to pre-COVID levels.

For the fourth quarter, the company paid a cash dividend of $900,000, consistent with the prior quarter. Finally, let me provide an update on our life science vertical. At year-end, the portfolio totaled $33 million across 9 different borrowers. The weighted average yield on this portfolio was approximately 10% at cost, which excludes success fees and warrants.

While life science loans represent 5% of SUNS portfolio, they generated 11% of our gross investment income for the year. The opportunity set to invest in larger, more established life science businesses continues to increase, which we expect will benefit SUNS through additional origination activity this year.

Overall, we believe that SUNS is well positioned to take advantage of an improving economy and a more robust opportunity set across each of our verticals. SLR Capital Partners’ diversified commercial finance platform and significant dry powder enables SUNS to provide structured solutions, both cash flow and asset-based loans. Given our current pipeline, we expect SUNS to continue to grow this portfolio in 2022. Now let me turn the call back to Michael.

Michael Gross^ Thank you, Bruce. Since inception, our priority has always been to construct a portfolio that seeks to generate steady income for our shareholders while protecting capital. With the economic rebound in full swing, we remain disciplined in the face of a tight pricing environment, elevated leverage and loose structures, all of which have increased the risk in middle market cash flow lending over an extended period.

As a result, we have positioned SUNS defensively, by diversifying our portfolio across cash flow and specialty finance, first lien senior secured loans to manage downside risk and preserve liquidity. While multiples and leverage in the middle market direct lending remain near all-time highs, the economy is in the midst of a strong recovery, and we’re seeing a broader set of attractive investment opportunities.

With over $250 million of available capital and a strong foundation given our defensive portfolio and our low fund level leverage, we believe the SUNS portfolio is positioned to capitalize on the significant increase of attractive investment opportunities across our business verticals.

Elevated levels of deal activity should continue as financial sponsors capitalize on the supportive economic backdrop to continue deploying record levels of dry powder and smaller businesses seek out alternative lenders to finance their working capital and growth capital initiatives.

SUNS’ commercial finance portfolio companies continue to evaluate tuck-in opportunities to grow the businesses. And we continue to actively look for equity investment opportunities in niche specialty finance platforms.

As I mentioned in the opening comments, Bruce and I as co-CEOs and our independent directors believe that the proposed merger of SUNS and SLRC will increase our ability to deliver shareholder value through capital preservation and increased net investment income per share.

We believe that now is the opportune time to merge the two companies given the benefits of greater scale, expected synergies and ease of integration resulting from the overlap in their business focus and the investment adviser’s knowledge of both portfolios. Both companies have healthy balance sheets today, and the portfolio is in excellent shape of strong credit quality, which we believe bodes well for this merger.

Additional details of the merger can be found by going to www.proxyvote.com and typing in the control number that was provided in the proxy materials mailed to our shareholders. Once on the site, you can also submit your vote.

We encourage you to support the merger by voting FOR the issuance for the merger. We appreciate your support.

Operator, at this time, we’d like to open up the line for questions.

QUESTIONS AND ANSWERS

Operator^ (Operator Instructions)

[No questions asked by participants.]

Michael Gross^ Well, for all of you who participated this morning, we appreciate your time, and have a great day. Bye-bye.

Operator^ This concludes today’s conference call. Thank you all for participating. You may now disconnect, and have a pleasant day.

Forward-Looking Statements

Some of the statements in this transcript constitute forward-looking statements because they relate to future events, future performance or financial condition or the two-step merger (the “Mergers”) of SLR Senior Investment Corp. (“SUNS”) with and into SLR Investment Corp. (“SLRC”). The forward-looking statements may include statements as to: future operating results of SUNS and SLRC and distribution projections; business prospects of SUNS and SLRC and the prospects of their portfolio companies; and the impact of the investments that SUNS and SLRC expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this transcript involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of SUNS and SLRC stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, (x) risks associated with possible disruption in the operations of SUNS and SLRC or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in SUNS’s and SLRC’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) general considerations associated with the COVID-19 pandemic; and (xiv) other considerations that may be disclosed from time to time in SUNS’s and SLRC’s publicly disseminated documents and filings. SUNS has based the forward-looking statements included in this transcript on information available to them on the date of this transcript, and SUNS assumes no obligation to update any such forward-looking statements. Although SUNS undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that it may make directly to you or through reports that SUNS in the future may file with the U.S. Securities and Exchange Commission (the “SEC”), including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This transcript relates to the Mergers, along with related proposals for which stockholder approval is being sought (collectively, the “Proposals”). In connection with the Proposals, each of SUNS and SLRC has filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of SUNS and SLRC and a prospectus of SLRC (the “Joint Proxy Statement”). The Joint Proxy Statement was mailed to stockholders of SUNS and SLRC on or about February 7, 2022. This transcript does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF SUNS AND SLRC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUNS, SLRC, THE MERGERS AND RELATED MATTERS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by SUNS, from SUNS’s website at www.slrseniorinvestmentcorp.com and, for documents filed by SLRC, from SLRC’s website at www.slrinvestmentcorp.com.

Participants in the Solicitation

SUNS, its directors, certain of its executive officers and certain employees and officers of SLR Capital Partners, LLC (“SLR”) and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of SUNS is set forth in the Joint Proxy Statement. SLRC, its directors, certain of its executive officers and certain employees and officers of SLR and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of SLRC is set forth in the Joint Proxy

Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the SUNS and SLRC stockholders in connection with the Proposals is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This transcript is not, and under no circumstances is it to be construed as, a prospectus, an advertisement, an offer to sell or a solicitation of an offer to purchase any securities in SUNS, SLRC or in any fund or other investment vehicle managed by SLR.